Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263935

PROSPECTUS

Common Stock

This prospectus relates to the resale of up to an aggregate of 464,640 shares of common stock, par value $0.01 per share, of A-Mark Precious Metals, Inc., a Delaware corporation, that may be sold from time to time by the Selling Stockholders named in this prospectus.

The shares were issued to the Selling Stockholders on March 19, 2021 in connection with the Company’s acquisition of the approximately 79.47% of the issued and outstanding shares of JM Bullion, Inc., a Delaware corporation, that the Company did not previously own, pursuant to the terms of a Stock Purchase Agreement, dated February 8, 2021, by and among the Company and the other former stockholders of JM Bullion.

The Selling Stockholders may offer, resell or dispose of their shares, or interests therein, from time to time as they may determine through public or private transactions, to or through underwriters, broker-dealers or agents, or through any other means described in the section of this prospectus entitled “Plan of Distribution”. We do not know when or in what amounts the Selling Stockholders may offer their shares for sale. The prices at which the Selling Stockholders may sell their shares may be at fixed prices, at prevailing market prices at the time of sale, or at prices negotiated with purchasers.

The Selling Stockholders will bear their own commissions and discounts, if any, attributable to the sale or disposition of their shares or interests therein. We will bear all costs, expenses and fees in connection with the registration of the resale of the shares. We will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

Our principal executive offices are located at 2121 Rosecrans Avenue, Suite 6300, El Segundo, California 90245, and our telephone number is (310) 587-1477.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "AMRK." On April 12, 2022, the closing price of the common stock on the Nasdaq Global Select Market was $___.

Investing in our common stock involves risks that are referenced in the "Risk Factors" section beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 12, 2022

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities Exchange Commission using a “shelf” registration process. Under this shelf registration process, the Selling Stockholders named in this prospectus may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus and the documents incorporated by reference herein include important information about us, the shares of common stock being offered by the Selling Stockholders, and other information you should carefully consider before investing. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement.

This prospectus provides you with a general description of the shares of common stock being offered by the Selling Stockholders. When this prospectus is used to offer such common stock, a prospectus supplement may be provided that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, together with additional information described and contained in the documents referred to under the heading "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC's web site or at the SEC's offices referenced under the heading "Where You Can Find More Information."

When we refer to “A-Mark”, “we,” “our,” “us” and the “Company” in this prospectus, we mean A-Mark Precious Metals, Inc. and its consolidated subsidiaries, unless otherwise specified. When we refer to “you,” we mean the potential holders of the common stock.

THE OFFERING

This prospectus relates to the resale of up to an aggregate of 464,640 shares of our common stock that may be sold from time to time by the Selling Stockholders named in this prospectus.

Shares of common stock outstanding immediately prior to the offering	As of April 11, 2022, 11,514,010 shares

Shares of common stock offered by the Selling Stockholders	464,640 shares

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders pursuant to this prospectus.

Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC

Nasdaq Global Select Market Symbol	“AMRK”

Risk Factors

Investing in shares of our common stock involves risk. See “Risk Factors” on page 3 of this prospectus and under similar sections in the documents we incorporate by reference into this prospectus for a discussion of factors you should consider carefully before making an investment decision.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks and uncertainties described below and those set forth in our Form 10-K and Form 10-Qs which are incorporated by reference in this prospectus, before making an investment in our common stock. If any of these risks actually occur, our business, results of operations, financial condition, cash flows and prospects, the market price of our common stock and our ability to satisfy any debt service obligations may be materially and adversely affected. This could cause the value of our common stock to decline and you could lose part or all of your investment. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that as of the date of this prospectus we deem immaterial may also have a material adverse effect on us. Some statements included in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. Please refer to the sections entitled “Where You Can Find More Information,” “Incorporation of Certain Documents by Reference” and “Special Note Regarding Forward-Looking Statements.”

Risks Relating to Market Trends and Global Events

The demand for our products and our profitability ultimately depends on preferences and perceptions regarding the desirability of owning precious metals, but those preferences and perceptions are subject to change.

While the Company operates at both the wholesale and direct-to-consumer levels, the demand for our products is dependent upon the perceptions and preferences in the global market regarding the ownership of precious metals and numismatics. These perceptions and preferences depend on a variety of factors, including world events (as discussed more fully below), business and economic conditions, inflationary and other currency related trends and alternative investment opportunities. All such factors may change over time and as a consequence the results of our operations, profitability and stock price may vary over both the short and the long term.

Our profitability and stock price have recently risen to historically unprecedented levels, but may in the future revert to more normalized levels.

The consequences of the COVID-19 pandemic and other global and macroeconomic events have had an overall positive effect on the demand for our products and ancillary services, the margins that we are able to realize on our products and services and our overall profitability. Our stock price has responded favorably to these unprecedented circumstances as well. While it is not possible to predict with any accuracy future market trends, our business may revert at some point to levels more closely in line with industry activity prior to the COVID-19 outbreak, particularly in the direct-to-consumer business of the Company and its recently acquired JM Bullion subsidiary. If that were to occur our profitability and the price of our stock could return to more normalized levels as well.

We regularly seek to innovate and to anticipate market changes, but there is no assurance that we will be successful in doing so.

We are alert to the special sensitivity of our business to economic, social and political trends and events, and we attempt to project their effects on our business over the long term. So, for example, we have been placing increasing emphasis on our direct-to-consumer business, in anticipation that the economic uncertainties, market volatilities and global challenges that we face will continue to make investment in precious metals and numismatics more attractive to individual consumers. There can be no assurance, however, that we will be correct in our assessments of market trends or evolving business and consumer preferences, or that, even if our judgments are correct, our response to projected trends and preferences will be timely or effective. Moreover, because of the sensitivity of our business to macro-economic, social and political circumstances, there may be no effective strategy to insulate us from the adverse effects that these circumstances could have on our business.

Risks Relating to our Operations

Our business is heavily dependent on our credit facility.

Our business depends substantially on our ability to obtain financing for our operations. On December 21, 2021, we entered into a new committed facility provided by a syndicate of financial institutions (the Trading Credit Facility), with a total current revolving commitment of up to $350.0 million and with a termination date of December 21, 2024. The Trading Credit Facility provides the Company with the liquidity to buy and sell billions of dollars of precious metals annually. A-Mark routinely uses funds drawn under the Trading Credit Facility to purchase metals from its suppliers and for operating cash flow purposes. Our Collateral Finance Corporation, LLC (CFC) subsidiary also uses the funds drawn under the Trading Credit Facility to finance certain of its lending activities.

The Trading Credit Facility requires us to comply with customary affirmative and negative covenants, and with a variety of financial covenants, including a minimum working capital requirement; a fixed charge coverage ratio; a ratio of total recourse debt to consolidated tangible net worth; and limitations on the amount of ownership-based financings (as defined). Upon the occurrence of an event of default under the Trading Credit Facility that was not cured or waived pursuant to the terms of the Trading Credit Facility, the lenders under the Trading Credit Facility could elect to declare all amounts outstanding under the Trading Credit Facility to be due and payable immediately. Further, lenders holding at least 66.67% of the revolving commitments under the Trading Credit Facility may require us to repay all outstanding indebtedness under the Trading Credit Facility at any time, even if we are in compliance with the financial and other covenants under the Trading Credit Facility. After such demand, each lender with a revolving loan commitment may, but is not obligated to, make revolving loans until the termination date of the Trading Credit Facility.

If we are unable to access funds under the Trading Credit Facility, we may be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, including the Trading Credit Facility, upon demand or acceleration, or at maturity, or that we would be able to refinance or restructure the payments under the Trading Credit Facility. The failure of A‑Mark to renew or replace the Trading Credit Facility under such circumstances would reduce the financing available to us and could limit our ability to conduct our business, including certain lending activity of our CFC subsidiary. There can be no assurance that we could procure replacement financing on commercially acceptable terms on a timely basis, or at all. We have pledged a significant portion of our assets as collateral under the Trading Credit Facility, and if we were unable to repay the amounts outstanding thereunder, the administrative agent under the Trading Credit Facility could proceed against the collateral granted to secure such indebtedness. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, including the Trading Credit Facility, upon demand or acceleration, or at maturity, or that we would be able to refinance or restructure the payments under the Trading Credit Facility. The failure of A-Mark to renew or replace the Trading Credit Facility under such circumstances would reduce the financing available to us and could limit our ability to conduct our business, including certain lending activity of our CFC subsidiary.

We are subject to fluctuations in interest rates based on the variable interest terms of the Trading Credit Facility, and we may not be able to pass along to our customers and borrowers some or any part of an increase in the interest that we are required to pay under the Trading Credit Facility.

Loans under our credit facility may bear interest based on SOFR, but experience with SOFR based loans is limited.

Revolving loans under the Trading Credit Facility are at our option either Based Rate Loans that bear interest at a base rate plus a prescribed margin, or SOFR Loans that bear interest at rates selected by us based on the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (SOFR) plus prescribed margins. The use of SOFR based rates is intended to replace rates based on the London interbank offered rate (LIBOR), and reflects the cessation of the publication of LIBOR rates previously announced by regulators in the United Kingdom and the discontinuation of the use of LIBOR in the financial markets. The use of SOFR based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that we experienced under our prior Trading Credit Facility, where interest rates were based on LIBOR. Also, the use of SOFR based rates is relatively new, and there could be unanticipated difficulties or disruptions with the calculation and publication of SOFR based rates. In particular, if the agent under the Trading Credit Facility determines that SOFR Rates cannot be determined or the agent or the lenders determine that SOFR based rates do not adequately reflect the cost of funding the SOFR Loans, outstanding SOFR Loans will be converted into Base Rate Loans. This could result in increased borrowing costs for the Company.

We could suffer losses with our financing operations.

We engage in a variety of financing activities with our customers:

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Receivables from our customers with whom we trade in precious metal products are effectively short-term, non-interest bearing extensions of credit that are, in certain cases, secured by the related products maintained in the Company’s possession or by a letter of credit issued on behalf of the customer. On average, these receivables are outstanding for periods of between 8 and 9 days.

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The Company operates a financing business through CFC which makes secured loans at loan-to-value ratios-principal loan amount divided by the liquidation value, as conservatively estimated by management, of the collateral-of, in most cases, 50% to 85%. These loans are both variable and fixed interest rate loans, with some maturities on-demand and others from three to twelve months.

•	We make advances to our customers on unrefined metals secured by materials received from the customer. These advances are limited to a portion of the materials received.
•	The Company makes unsecured, short-term, non-interest bearing advances to wholesale metals dealers and government mints.
•	The Company periodically extends short-term credit through the issuance of notes receivable to approved customers at interest rates determined on a customer-by-customer basis.

Our ability to minimize losses on the credit that we extend to our customers depends on a variety of factors, including:

•	our loan underwriting and other credit policies and controls designed to assure repayment, which may prove inadequate to prevent losses;
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our ability to sell collateral upon customer defaults for amounts sufficient to offset credit losses, which can be affected by a number of factors outside of our control, including (i) changes in economic conditions, including as a consequence of the COVID-19 pandemic, (ii) increases in market rates of interest and (iii) changes in the condition or value of the collateral; and

•	the reserves we establish for loan losses, which may prove insufficient.

Liquidity constraints may limit our ability to grow our business.

We will require adequate sources of liquidity to fund both our existing business and our strategy for expansion, evidenced most recently by our acquisition of JM Bullion. Currently, our main sources of liquidity are the cash that we generate from operations, our borrowing availability under the Trading Credit Facility, and the proceeds from our securitization transaction through our subsidiary AM Capital Funding, LLC (AMCF). There can be no assurance that these sources will be adequate to support the growth that we are hoping to achieve or that additional sources of financing for this purpose, in the form of additional debt or equity financing, will be available to us, on satisfactory terms or at all. Also, the Trading Credit Facility contains, and any future debt financing is likely to contain, various financial and other restrictive covenants. The need to comply with these covenants may limit our ability to implement our growth initiatives.

We are dependent on our key management personnel and our trading experts.

Our strategic vision and performance is dependent on Greg Roberts, our Chief Executive Officer, other members of our senior management and certain other key employees. We have employment agreements with Mr. Roberts and Brian Aquilino, our Chief Operating Officer, which both expire on June 30, 2023, and with Thor Gjerdrum, our President, which expires on June 30, 2022. The continuing integration of JM Bullion with our other businesses relies in part on the knowledge and experience of Michael Wittmeyer, the Chief Executive Officer of JM Bullion. We recently entered into an employment agreement with Mr. Wittmeyer which terminates on June 30, 2024.

These and other employees have expertise in the trading markets, e-commerce operations and digital marketing; have industry-wide reputations; and perform critical functions for our business. We cannot offer assurance that we will be able to negotiate acceptable terms for the renewal of the employment agreements or otherwise retain our key employees. Also, there is significant competition for skilled precious metals traders and other industry professionals. The loss of our current key officers and employees, without the ability to replace them, would have a materially adverse effect on our business.

We rely extensively on computer systems to execute trades and process transactions, and we could suffer substantial damages if the operation of these systems were interrupted.

We rely on our computer and communications hardware and software systems to execute a large volume of trading transactions each year. With the acquisition of JM Bullion, whose sales are conducted exclusively through the internet, our dependence on computer and communications technology has further increased. It is therefore critical that we maintain uninterrupted operation of these systems, and we have invested considerable resources to protect our systems from physical compromise and security breaches and to maintain backup and redundancy. Nevertheless, our systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, including breaches of our transaction processing or other systems, catastrophic events such as fires, tornadoes and hurricanes, and usage errors by our employees. If our systems are breached, damaged or cease to function properly, we may have to make a significant investment to fix or replace them, we may suffer interruptions in our ability to provide quotations or trading services in the interim, and we may face costly litigation.

Risks Related to World Events

Our business is influenced by political conditions and world events.

The precious metals business is especially subject to global political conditions and world events. Precious metals are viewed by some as a secure financial investment in times of political upheaval or unrest, particularly in developing economies, which may drive up pricing. The volatility of the commodity prices for precious metals is also likely to increase in politically uncertain times. Conversely, during periods of relative international calm precious metal volatility is likely to decrease, along with demand, and the prices of precious metals may retreat. Because our business is dependent on the volatility and pricing of precious metals, we are likely to be influenced by world events more than businesses in other economic sectors.

Recently, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls, and could impose further sanctions and controls, against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations. It is not possible to predict the broader consequences of this conflict, which could materially adversely affect global trade, currency exchange rates, regional economies and the global economy, and its impact on us. We could benefit from the resulting uncertainty and instability, as it may encourage investors to seek perceived safety in the ownership of precious metals. On the other hand, we have a sales operation in Austria and have significant business in Germany and other parts of Europe that could be materially and adversely affected by prolonged or expanded military activity in that region. More generally, a depressing effect on the global economy as a consequence of the military action in Ukraine could similarly dampen our business activity and reduce the demand for our products and services.

The Company has experienced outsized growth in its revenues and operating profits since the onset of the COVID-19 pandemic, but there can be no assurance that this level of performance will continue, and its performance may drop as the pandemic and its related effects subside.

The recent growth of the business of the Company generally, and the business of its recently acquired JM Bullion subsidiary in particular, may be attributed to the unprecedented uncertainties and volatility in the financial markets resulting from the COVID-19 pandemic, its effects on the economy and the related government responses. Other contemporary events and circumstances, including political polarization and global instability, may also have been contributing factors to the recent growth of the business of the Company. In this environment, consumers may have sought perceived financial safety in precious coins and metals.

There can be no assurance that the recent growth in the precious metals business will continue in future periods or will not decline as the pandemic and its effects on the economy, the business environment and the responsive actions of government subside, or as the current political environment becomes less charged. Even if the effects of the COVID-19 pandemic on the domestic and world markets, or the perceived political instability, continue for an extended period of time, consumer perceptions with respect to precious coins and metals could shift, these commodities may no longer be viewed as secure investments and the demand for the Company’s products could substantially decline. We cannot predict the performance of our business and operations if and when business conditions revert to more normalized levels. A decline in our future revenues and earnings would have adverse effects on our overall results of operations and could cause our stock price to decline. Moreover, because of the nature of the current business and financial environment, particularly in regards to the precious metal industry, it is not possible to create with any acceptable measure of precision customary financial projections and forecasts for our business over the next several years. This could adversely affect our ability to engage in financial and operational planning for the future.

Our business could also be adversely affected by the continuing COVID-19 pandemic.

The COVID-19 outbreak has caused significant disruption in the financial markets both globally and in the United States. While there have been positive effects of the market reaction to the outbreak on our business, the continuing pandemic could have adverse effects on our businesses in the future, including with respect to the following:

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We maintain facilities for our clients’ and our own precious metal and numismatic inventories, where we receive and store these products and from which we make shipments for physical settlement in our trading activity. We have implemented procedures at these facilities to ensure social distancing and minimize the risk of infected personnel. Nonetheless, there can be no assurance that we will not experience an outbreak of infection at these facilities, which could necessitate their closure or the curtailment of their activity.

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We engage in transactions with numerous financial counterparties. If these parties were to experience significant financial reversals as a result of the COVID-19 pandemic, these parties may be unable to comply with their financial obligations to us, may cease transacting business with us or could curtail or terminate the credit that they extend to us. While we deal with a significant number of counterparties, we nonetheless have concentration in our customer base. To the extent that the COVID-19 pandemic were to materially and adversely affect the financial condition of customers responsible for a material portion of our revenues, our business could be correspondingly impaired.

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We require a regular supply of newly minted coins and other numismatics in the conduct of our coin and bar and retail businesses. Our AM&ST Associates, LLC (AMST) subsidiary supplies a portion of our requirements for silver products. We are also dependent on the production of gold and silver mints around the world for the supply of the majority of our product requirements. Many mints, and refineries that supply gold and silver for the mints, reduced the capacity of their operations during the COVID-19 crisis, and most major mints continue to operate at materially reduced capacity due to COVID-19 protocols and related workforce shortages. As a result we have experienced periods when precious metals products were unavailable to us. Any uncertainty regarding the availability of coin and other products could make it difficult for us to commit to future delivery, could make it more difficult for us to forecast and plan for our coin and bar operations and could otherwise adversely impact this aspect of our business.

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Mints and refineries, including our AMST subsidiary, rely on specialized, armored vehicles provided by third party commercial services to transport precious metals and numismatics. We also rely on these transportation services to transport our products to and from our customers and from the mints and our other suppliers. During the COVID-19 pandemic, mints, refineries, and we have faced transportation challenges and increased transportation costs. Constraints on transportation capacity could impact product availability and higher transportation costs owing to the pandemic may in the future adversely affect our sales and profitability.

We have significant operations outside the United States.

We derive a significant portion of our revenues from business outside the United States, including from customers in developing countries. Business operations outside the U.S. are subject to political, economic and other risks inherent in operating in foreign countries. These include risks of general applicability, such as the need to comply with multiple regulatory regimes; trade protection measures and import or export licensing requirements; and fluctuations in equity, revenues and profits due to changes in foreign currency exchange rates. Currently, we do not conduct substantial business with customers in developing countries. However, if our business in these areas of the world were to increase, we would also face risks that are particular to developing countries, including the difficulty of enforcing agreements, collecting receivables, protecting inventory and other assets through foreign legal systems, limitations on the repatriation of earnings, currency devaluation and manipulation of exchange rates, and high levels of inflation.

We try to manage these risks by monitoring current and anticipated political, economic, legal and regulatory developments in the countries outside the United States in which we operate or have customers and adjusting operations as appropriate, but there can be no assurance that the measures we adopt will be successful in protecting the Company’s business interests.

Risks Related to our Wholesale Sales & Ancillary Services Segment

Our business is dependent on a concentrated customer base.

One of A-Mark's key assets is the customer base of its Wholesale Sales & Ancillary Services segment. This customer base provides deep distribution of product and makes A-Mark a desirable trading partner for precious metals product manufacturers, including sovereign mints seeking to distribute precious metals coinage or large refiners seeking to sell large volumes of physical precious metals. In any given quarter, our sales in this segment may be derived from a small number of significant customers. If our relationships with these customers deteriorated, or if we were to lose these customers, our business could be materially adversely affected.

The loss of a government purchaser/distributorship arrangement could materially adversely affect our business.

A-Mark’s business is heavily dependent on its purchaser/distributorship arrangements with various governmental mints. Our ability to offer numismatic coins and bars to our customers on a competitive basis is based on the ability to purchase products directly from a government source. The arrangements with the governmental mints may be discontinued by them at any time. The loss of an authorized purchaser/distributor relationship, including with the U.S. Mint, could have a material adverse effect on our business.

We operate in a highly competitive industry.

The business of buying and selling precious metals is global and highly competitive. The Company competes with precious metals firms and banks throughout North America, Europe and elsewhere in the world, some of whom have greater financial and other resources, and greater name recognition, than the Company. We believe that, as a full-service firm devoted exclusively to precious metals trading, we offer pricing, product availability, execution, financing alternatives and storage options that are attractive to our customers and allow us to compete effectively. We also believe that our purchaser/distributorship arrangements with various governmental mints give us a competitive advantage in our coin distribution business. However, given the global reach of the precious metals business, the absence of intellectual property protections and the availability of numerous, evolving platforms for trading in precious metals, we cannot assure you that A-Mark will be able to continue to compete successfully or that future developments in the industry will not create additional competitive challenges.

The Company is subject to risks relating to its AMST operations.

Our AMST subsidiary, which operates our SilverTowne Mint, depends on critical pieces of equipment which may be out of service occasionally for scheduled upgrades or maintenance or as a result of unanticipated failures or business interruptions. AMST’s facilities are subject to equipment failures and the risk of catastrophic loss due to unanticipated events such as fires, earthquakes, accidents or violent weather conditions. AMST has insurance to cover certain of the risks associated with equipment damage and resulting business interruption, but there are certain events that would not be covered by insurance, and there can be no assurance that insurance will continue to be available on acceptable terms. Interruptions in AMST’s processing and production capabilities and shutdowns resulting from unanticipated events could have a material adverse effect on our business.

AMST's ability to continue to expand the scope of its services and customer base depends in part on its ability to increase the size of its skilled labor force. The inability to employ or retain skilled technical personnel could adversely affect AMST’s operating results. In the past, the demand for skilled personnel has been high and the supply limited.

We have in the past engaged, and continue to engage, in transactions with Stack’s-Bowers, an affiliate of the Company, which could be perceived as not being made at arms-length.

Stack’s-Bowers Numismatics, LLC (Stack’s-Bowers), which is primarily engaged in the business of auctions of high-value and rare coins and in coin retailing, is a wholly-owned subsidiary of Spectrum Group International, Inc. (SGI), our former parent and a related party. We have engaged in the past, and continue to engage, in transactions with Stack’s-Bowers, some of which are presently on-going. These transactions include secured lending transactions in which Stack’s-Bowers is the borrower, and other transactions involving the purchase and sale of rare coins, including with JM Bullion. SGI and the Company have a common chief executive officer, and the chief executive officer and the general counsel of the Company are board members of SGI. In addition, a majority of the board of directors of the Company has retained an ownership interest in SGI that in the aggregate represents a controlling interest in SGI. All transactions between the Company and Stack’s-Bowers are approved by our Audit Committee, and we believe that all such transactions are on terms no less favorable to the Company than would be obtained from an unaffiliated third party. Nonetheless, these transactions could be perceived as being conflicted.

The materials held by A-Mark are subject to loss, damage, theft or restriction on access.

A-Mark has significant quantities of high-value precious metals at its Logistics facility, at third-party depositories and in transit. There is a risk that part or all of the gold and other precious metals held by A-Mark, whether on its own behalf or on behalf of its customers, could be lost, damaged or stolen. In addition, access to A-Mark’s precious metals could be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). Although we maintain insurance on terms and conditions that we consider appropriate, we may not have adequate sources of recovery if our precious metals inventory is lost, damaged, stolen or destroyed, and recovery may be limited. Among other things, our insurance policies exclude coverage in the event of loss as a result of terrorist attacks or civil unrest.

Our Logistics depository is subject to authorization by our lenders.

Our lenders under our Trading Credit Facility have approved our Logistics facility as an authorized depository. If that approval were to be withdrawn for any reason, we would no longer be able to keep inventory at that location, which would substantially limit our ability to conduct business from that facility.

Risks Related to our Direct-to-Consumer Segment

Our Direct-to-Consumer businesses could be subject to accusations of improper sales practices.

Through our JM Bullion and Goldline subsidiaries, the Company sells precious metals and numismatics directly to the retail investor community. JM Bullion markets its products over the internet. Goldline markets its precious metal products on television, radio, and over the internet, and through customer service outreach. Prior to its acquisition by the Company, Goldline had been accused of improper sales practices, and was the subject of a state enforcement action that was subsequently settled. Other retailers of precious metal products have similarly been the subject of accusations regarding their sales practices, including claims of misrepresentation, excessive product markups, pressured sales tactics and product switching. The Company believes that the sales practices of its Goldline subsidiary conform to applicable legal and ethical standards, and that there is no material basis for claims against Goldline in this regard. Nevertheless, given the nature of the retail precious metals business, the possibility that investors in precious metals may lose a substantial portion of their investment as a result of adverse market trends and the vulnerability of certain retail precious metal investors to economic loss, there can be no assurance that claims will not be made regarding business practices of Goldline or JM Bullion or that, if made, such claims will not attract the attention of governmental and private sector consumer advocates. Were this to occur, the Company could suffer adverse publicity, be subject to governmental enforcements actions or be forced to modify the sales and marketing practices of its direct-to-consumer business.

Our Direct-to-Consumer businesses operate in a highly competitive environment.

JM Bullion and Goldline face competition from both traditional precious metal retail brokers and coin stores, as well as other specialty online precious metal and coin sites. In addition, certain general online merchandisers such as eBay also offer collectible coins and bullion for sale, and other major online retailers, with financial and marketing resources, name recognition and a customer base that are far greater than those that are available to JM Bullion and Goldline, may in the future enter this market. Competition is based upon the demand and availability of coin and bullion product, price, delivery times, convenience and customer service. There can be no assurance that JM Bullion and Goldline will be able to compete effectively with other retail sources and channels for precious coin and bullion, especially if the demand for these products were to contract from its current record high levels.

JM Bullion’s search engine optimization strategies have provided it with an important competitive advantage, but this may not continue.

We believe that the internally developed search engine optimization (SEO) strategies of JM Bullion provide its business with a competitive advantage in driving traffic to its sites over other e-commerce precious metal retailers and have been a significant factor in the growth of JM Bullion. The challenges of efficient SEO programming are continually evolving, and other e-commerce retailers in the precious metal space are constantly working to improve their own SEO capabilities. If JM Bullion does not continue to maintain its competitive edge in SEO technology, it could lose customers and market share to its competitors.

JM Bullion relies upon paid and unpaid internet search engines to rank its product offerings and drive traffic to its website, and its website traffic may suffer if its rankings decline or its relationship with these services deteriorates.

JM Bullion relies on paid and unpaid internet search engines to attract consumer interest in its product offerings. Search engine companies change their natural search engine algorithms periodically, and these changes may adversely affect JM Bullion’s product offerings in paid and/or unpaid searches. JM Bullion may also at times be subject to ranking penalties if the operators of search engines believe it is not in compliance with their guidelines. If JM Bullion’s search engine rankings decline, and JM Bullion is unable to timely regain its prior rankings, it may have to use more expensive marketing channels to sustain and grow its revenues, resulting in reduced profitability.

If JM Bullion and Goldline do not respond effectively to technological and market changes, they will cease to be competitive with other channels that consumers may have for the purchase of precious coins and bullion.

To remain competitive, JM Bullion must continue to enhance and improve the responsiveness, functionality and features of its online operations. The internet and the electronic commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies, and the emergence of new industry standards and practices.

The evolving nature of the internet could render JM Bullion’s existing technology and systems obsolete. Its continuing success will depend, in part, on its ability to:

•	develop, license or acquire leading technologies useful in its business;
•	develop new features and technology that address the increasingly sophisticated preferences of its customers; and
•	respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner.

With the growth of e-commerce, the pace of change in product offerings and consumer tastes in the shipping and logistics industries is faster now than in years past. This accelerated pace of change increases uncertainty and places a greater burden on management to anticipate and respond to such changes. The increased pace of change also means that the window in which a technologically advanced or sophisticated product or service can achieve and maintain partner and consumer interest is shrinking and, to the extent JM Bullion fails to timely anticipate or respond to changes in its industry, the effects of such missteps may be amplified.

Future advances in technology may not be beneficial to, or compatible with, JM Bullion’s or Goldline’s businesses. Furthermore, JM Bullion and Goldline may be unsuccessful in using new technologies effectively or adapting their technology and systems to user requirements or emerging industry standards on a timely basis. Their ability to remain technologically competitive may require substantial expenditures and lead time. If JM Bullion or Goldline is unable to adapt in a timely manner and at reasonable cost to changing market conditions or user requirements, it will cease to be competitive with other channels for the purchase of precious coins and bullion.

If JM Bullion fails to continuously improve its website (on all relevant platforms, including mobile), it may not attract or retain customers.

JM Bullion must continually update its website (on all relevant platforms, including mobile) to improve and enhance its content, accessibility, convenience and ease of use. Failure to do so may create a perception that the websites of JM Bullion’s competitors are easier to use and navigate or that they are better able to service customer needs for precious metal coins and bullion. If such a perception were to gain currency, traffic to JM Bullion’s website and its revenues would suffer.

Certain of JM Bullion’s websites publish data concerning the precious metal markets obtained from third parties, which could be inaccurate.

JM Bullion’s silverprice.org and goldprice.org publish data on precious metal and cryptocurrency pricing which is obtained from third parties. While we believe that the sources of the published data are reliable, the data is not independently verified by JM Bullion or us. If the data that JM Bullion receives and publishes were inaccurate, and were relied upon by consumers visiting these websites, JM Bullion could be exposed to liability and may suffer damage to its reputation.

JM Bullion expects to profit on precious metals acquired from its customers, but that might not be the case.

One of the services that JM Bullion provides to its customers is its program of offering to repurchase precious coins and bullion owned by its customers. We believe that this program encourages the purchase of coins and bullion as an investment because it assures JM Bullion’s customers that their investment in the products offered by JM Bullion will be liquid and can be monetized if the customers have a need for cash. JM Bullion offers to repurchase coins and bullion from its customers at prices designed to reflect current market valuations, but also allows JM Bullion to profit on the resale of the products. There can be no assurance, however, that JM Bullion will in fact be able to resell product that it repurchases at a price that will justify the cost of repurchase. In a declining market for precious metal products, JM Bullion could be burdened with substantial amounts of repurchased inventory that it is unable to resell at an economic price, or at all. If JM Bullion were to suspend or discontinue its offer to repurchase coin and bullion from its customers because of adverse market conditions, it could antagonize its customers and impair the perception among its customers that precious coin and bullion is a safe and attractive investment.

The Company’s joint venture, Precious Metals Purchasing Partners, LLC, is subject to risks which may affect our ability to successfully operate the joint venture.

The Company owns 50% of Precious Metals Purchasing Partners, LLC (PMPP), a joint venture which commenced operations in the first quarter of fiscal year 2020. PMPP purchases products primarily from end-user retail customers, which are then sold to the Company, related parties of the Company or third parties.

The Company’s interest in PMPP is subject to the risks customarily associated with the conduct of joint ventures, including the risk of (i) failure to agree on strategic decisions requiring the approval of both parties, (ii) failure of the joint venture partner to meet its obligations, and (iii) disputes between the joint venturers or litigation regarding joint venture matters. Each of these risks could have a material adverse impact on the viability of PMPP, and its potential contributions to the Company’s future cash flows and earnings.

In addition, PMPP is subject to the risks that it will be unable to sell the product that it acquires at economic prices or at all, similar to the risks described above with respect to JM Bullion’s repurchase program.

Risks Related to our Secured Lending Segment

CFC may in certain circumstances be required to repurchase loans that it has securitized.

CFC has entered into a securitization financing whereby it has transferred, and may continue from time to time to transfer, to its subsidiary AMCF loans secured by precious metal coins or bullion. AMCF has issued 4.98% Class A Notes due 2023 and 5.98% Class B Notes due 2023 which are secured by these loans and related assets. While the notes are non-recourse to the Company or CFC, CFC is required to provide certain warranties concerning the loans and the security interest in the metals collateral securing the loans. In the event the warranties made with respect to any loan are breached and the breach materially and adversely affects the interests of the noteholders, CFC is required to either cure the breach or repurchase the loan within specified a timeframe. If CFC were to default on its repurchase obligations, this could materially adversely affect the business of CFC, and could adversely affect the Company’s future ability to access the credit markets.

CFC and the Company have exposure to the performance of AMCF.

Regulation RR of the SEC requires the sponsor of an asset-backed securitization transaction, or certain of its affiliates, to retain an economic interest in the transaction. In compliance with this rule, CFC retained the equity interest in AMCF, and the Company currently holds $5.0 million of Class B Notes, which are subordinated to the Class A Notes. In addition, CFC and the Company may, from time to time, also contribute cash or sell precious metals to AMCF in exchange for subordinated, deferred payment obligations from AMCF. If the performance of AMCF were to suffer such that AMCF were unable to service its notes, CFC and the Company could lose part or all of their investments in AMCF.

Under the terms of the servicing arrangements for the precious metals loan securitization, CFC may be required to liquidate the collateral securing securitized loans, even if this would impair relationships with its customers.

CFC is the servicer for the loans transferred to AMCF in the securitization transaction. If, under certain circumstances, the equity levels of the obligors on particular loans falls below a specified level and those obligors fail to pay in additional equity, CFC is required to liquidate the metals collateral securing those loans within a specified time period. CFC does not have the flexibility to defer or refrain from the liquidation, even if CFC were to determine that it would be in its best interests to do so. This requirement could impair valuable relationships that the Company may otherwise have with its customers whose loans have been securitized.

Risks Relating to Commodities

A-Mark’s business is heavily influenced by volatility in commodities prices.

A primary driver of A-Mark’s profitability is volatility in commodities prices, which leads to wider bid and ask spreads. Among the factors that can impact the price of precious metals are supply and demand of precious metals; political, economic, and global financial events; movement of the U.S. dollar versus other currencies; and the activity of large speculators such as hedge funds. If commodity prices were to stagnate, there would likely be a reduction in trading activity, resulting in less demand for the services A-Mark provides, which could materially adversely affect our profitability.

The period to period changes in volatility may cause our revenues to fluctuate, as a consequence of which our results for any one period may not be indicative of the results to be expected for any future period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our business is exposed to commodity price risks, and our hedging activity to protect our inventory is subject to risks of default by our counterparties.

A-Mark’s precious metals inventory is subject to market value changes created by change in the underlying commodity price, as well as supply and demand of the individual products the Company trades. In addition, open sale and purchase commitments are subject to changes in value between the date the purchase or sale is fixed (the trade date) and the date metal is delivered or received (the settlement date). A-Mark seeks to minimize the effect of price changes of the underlying commodity through the use of financial derivative instruments, such as forward and futures contracts. A-Mark’s policy is to remain substantially hedged as to its inventory position and its individual sale and purchase commitments. A-Mark’s management monitors its hedged exposure daily. However, there can be no assurance that these hedging activities will be adequate to protect the Company against commodity price risks associated with A-Mark’s business activities.

Furthermore, even if we are fully hedged as to any given position, there is the risk of default by our counterparties to the hedge. A default by a counterparty on a substantial hedge could have a material adverse effect on our business.

Increased commodity pricing could limit the inventory that we are able to carry.

We maintain a large and varied inventory of precious metal products, including bullion and coins, in order to support our trading activities and provide our customers with superior service. The amount of inventory that we are able to carry is constrained by the borrowing limitations and working capital covenants under the Trading Credit Facility. If commodity prices were to rise substantially, and we were unable to modify the terms of the Trading Credit Facility to compensate for the increase, the quantity of product that we could finance, and hence maintain in our inventory, would fall. This would likely have a material adverse effect on our operations.

We rely on the efficient functioning of commodity exchanges around the world, and disruptions on these exchanges could adversely affect our business.

The Company buys and sells precious metals contracts on commodity exchanges around the world, both in support of its customer operations and to hedge its inventory and transactional exposure against fluctuations in commodity prices. The Company’s ability to engage in these activities would be compromised if the exchanges on which the Company trades or any of their clearinghouses were to discontinue operations or to experience disruptions in trading, due to computer problems, unsettled markets, sanctions against commodity exporting countries or other factors. For example, if there were to be disruptions in the supply chain for gold, silver, platinum or palladium, similar to what the market for nickel is currently experiencing as a consequence of the war in Ukraine and the Russian sanctions, our ability to buy and sell these metals on the commodity exchanges would be materially and adversely affected.

The Company may also experience risk of loss if futures commission merchants or commodity brokers with whom the Company deals were to become insolvent or bankrupt.

Our business is subject to the risk of fraud and counterfeiting.

The precious metals (particularly bullion) business is exposed to the risk of loss as a result of “materials fraud” in its various forms. We seek to minimize our exposure to this type of fraud through a number of means, including third-party authentication and verification, reliance on our internal experts and the establishment of procedures designed to detect fraud. However, there can be no assurance that we will be successful in preventing or identifying this type of fraud, or in obtaining redress in the event such fraud is detected.

Risk Related to our Regulatory Environment

We are subject to laws and regulations.

There are various federal, state, local and foreign laws, ordinances and regulations that affect our trading business. For example, because of the nature and value of the products in which deal, we are required to comply with the Foreign Corrupt Practices Act and a variety of anti-money laundering and know-your-customer rules in response to the USA Patriot Act.

The SEC has promulgated rules mandated by the Dodd-Frank Act regarding disclosure, on an annual basis, of the use of tin, tantalum, tungsten and gold, known as conflict minerals, in products manufactured by public companies. These rules require due diligence to determine whether such minerals originated from the Democratic Republic of Congo (DRC) or an adjoining country and whether such minerals helped finance the armed conflict in the DRC.

The Company has concluded that it is not currently subject to the conflict minerals rules because it is not a manufacturer of conflict minerals under the definitions set forth in the rules. Depending on developments in the Company’s business, it could become subject to the rules at some point in the future. In that event, there will be costs associated with complying with these disclosure requirements, including costs to determine the origin of gold used in our products. In addition, the implementation of these rules could adversely affect the sourcing, supply and pricing of gold used in our products. Also, we may face disqualification as a supplier for customers and reputational challenges if the due diligence procedures we implement do not enable us to verify the origins for the gold used in our products or to determine that the gold is conflict free.

CFC operates under a California Finance Lenders License issued by the California Department of Financial Protection and Innovation. CFC is required to submit a finance lender law annual report to the state which summarizes certain loan portfolio and financial information regarding CFC. The Department of Financial Protection and Innovation may audit the books and records of CFC to determine whether CFC is in compliance with the terms of its lending license. In addition, although we do not believe that our activities fall within the jurisdiction of the Commodity Futures Trading Commission, we have been subject to an ongoing investigation by this agency, which may in the future, along with other federal and state agencies, seek to assert oversight over aspects of our operations.

There can be no assurance that the regulation of our trading and lending businesses will not increase or that compliance with the applicable regulations will not become more costly or require us to modify our business practices.

For other risks related to government regulation, see “Risk Factors of General Applicability - We are subject to other laws and regulations,” below.

Compliance with new data protection/privacy statutes could increase our costs and expose the Company to possible sanctions for violation.

By reason of our Direct-to-Consumer business in particular, we collect personal data.

In 2016, the European Union (EU) adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation (GDPR), which went into effect in May 2018. The EU data protection regime expands the scope of the EU data protection law to all foreign companies processing personal data of EU residents, imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million, and includes new rights such as the “portability” of personal data. Although the GDPR applies across the EU without a need for local implementing legislation, EU member states have the ability to interpret the GDPR opening clauses, which permit region-specific data protection legislation and have the potential to create inconsistencies on a country-by-country basis.

The Company has an office in Vienna, Austria that provides marketing support services for our international (including EU) customers. Although our international operations are currently modest compared to our business in the United States, our international business could grow over time. We have evaluated the new regulation and its requirements, and believe we are currently in compliance with the GDPR in all material respects. Going forward, however, the expansion of our international operations could require us to change our business practices and may increase the costs and complexity of compliance. Also, a violation by the Company of this regulation could expose us to penalties and sanctions under the regulation.

In 2018, California passed the California Consumer Privacy Act of 2018 (CCPA), effective on January 1, 2020. This law provides California consumers with a greater level of transparency and broader rights and choices with respect to their personal information than those contained in any existing state and federal laws in the U.S. The “personal information” regulated by CCPA is broadly defined to include identification or association with a California consumer or household, including demographics, usage, transactions and inquiries, preferences, inferences drawn to create a profile about a consumer, and education information. Compliance with CCPA requires the implementation of a series of operational measures such as preparing data maps, inventory, or other records of all personal information pertaining to California residents, households and devices, as well as information sources, usage, storage, and sharing, maintaining and updating detailed disclosures in privacy policies, establishing mechanisms (including, at a minimum, a toll-free telephone number and an online channel) to respond to consumers’ data access, deletion, portability, and opt-out requests, providing a clear and conspicuous “Do Not Sell My Personal Information” link on the home page of the business’ website, etc. CCPA prohibits businesses from discriminating against consumers who have opted out of the sale of their personal information, subject to a narrow exception. Violations of CCPA will result in civil penalties up to $7,500 per violation. CCPA further allows consumers to file lawsuits against a business if a data breach has occurred and the California Attorney General does not prosecute the business.

In addition, effective on October 1, 2019, existing Nevada law was amended by a bill that requires operators of websites and online services to post a notice on their websites regarding their privacy practices. The bill requires operators of internet websites or online services to establish a designated request address through which a consumer may submit a verified request directing such operators not to make any sale of covered information collected about the consumer. The “covered information” regulated by the bill is defined to include an enumerated list of items of personally identifiable information (including names, addresses, email addresses, phone numbers, social security numbers and identifiers that allow a specific person to be contacted). Virginia and Colorado have recently passed similar data privacy laws, which come into effect in 2023.

The changes introduced by these statutes, and other similar regulations enacted by other jurisdictions, will subject the Company to additional costs and complexity of compliance, by requiring, among other things, changes to the Company’s security systems, policies, procedures and practices. In addition, a violation by the Company of the new regulations could expose us to penalties and sanctions.

One or more states or municipalities could assert that the Company is liable for sales and use, commerce, or similar type of taxes, which could adversely affect our business.

We ship product to retail customers throughout the United States. In South Dakota v. Wayfair, Inc. et al (Wayfair), the U.S. Supreme Court ruled that states may charge tax on purchases made from out-of-state sellers, even if the seller does not have a physical presence in the taxing state. The effect of Wayfair was to uphold economic nexus principles in determining sales and use tax nexus. As a result of the decision, most states have adopted laws that require an out-of-state retailer to register and collect sales and use or other non-income type taxes upon meeting certain economic nexus standards regardless of whether the company has physical presence in the state. Although the Company believes it is complying with these requirements, our interpretation and application of the newly enacted legislation may differ from the states, which could result in the states' attempt to impose additional tax liabilities, including potential penalties and interest. Furthermore, the requirements by state or local governments on out-of-state sellers to collect sales and use taxes could deter futures sales, which could have an adverse impact on our business.

For other risks related to taxation, see “Risk Factors of General Applicability - Changes in U.S. tax law could adversely affect our business,” below.

We use lead providers and marketing affiliates to assist us in obtaining new customers and, and if lead providers or marketing affiliates do not comply with an increasing number of applicable laws and regulations, or if our ability to use such lead providers or marketing affiliates is otherwise impaired, it could adversely affect our business.

We are dependent on third parties, referred to as lead providers (or lead generators) and marketing affiliates, as a source of new customers for our Direct-to-Consumer segment and new borrowers for our Secured Lending segment. Our marketing affiliates place our advertisements on their websites that direct potential customers to our websites. Generally, lead providers operate, and also work with their own marketing affiliates who operate, separate websites to attract prospective customers and then sell those “leads” to online traders and lenders. As a result, the success of our Direct-to-Consumer and Secured Lending businesses depends substantially on the willingness and ability of lead providers or marketing affiliates to provide us customer leads at acceptable prices.

If regulatory oversight of lead providers or marketing affiliates is increased, through the implementation of new laws or regulations or the interpretation of existing laws or regulations, our ability to use lead providers or marketing affiliates could be restricted or eliminated. For example, the Consumer Financial Protection Bureau (CFPB) has indicated its intention to examine compliance with federal laws and regulations by lead providers and to scrutinize the flow of non-public, private borrower information between lead providers and lead buyers, such as us. Over the past few years, several states have taken actions that have caused us to discontinue the use of lead providers in those states. While these discontinuations did not have a material adverse effect on us, other states may propose or enact similar restrictions on lead providers and potentially on marketing affiliates in the future, and if other states adopt similar restrictions, our ability to use lead providers or marketing affiliates in those states would also be interrupted.

The failure by lead providers or marketing affiliates to comply with applicable laws or regulations, or any changes in laws or regulations applicable to lead providers or marketing affiliates or changes in the interpretation or implementation of such laws or regulations, could have an adverse effect on our business and could increase negative perceptions of our business and industry. Additionally, the use of lead providers and marketing affiliates could subject us to additional regulatory cost and expense. If our ability to use lead providers or marketing affiliates were to be impaired, our business, prospects, results of operations, financial condition and cash flows could be materially adversely affected.

Judicial decisions, CFPB rulemaking or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

We include arbitration provisions in our loan and financing agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court and explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability. Our arbitration agreements do not generally have any impact on regulatory enforcement proceedings. We take the position that the arbitration provisions in loan and financing agreements, including class action waivers, are valid and enforceable; however, the enforceability of arbitration provisions is often challenged in court. If those challenges are successful, our arbitration and class action waiver provisions could be unenforceable, which could subject us to additional litigation, including additional class action litigation.

In addition, the U.S. Congress has considered legislation that would generally limit or prohibit mandatory arbitration agreements in consumer contracts and has enacted legislation with such a prohibition with respect to certain mortgage loan agreements and also certain consumer loan agreements to members of the military on active duty and their dependents.

Further, the Dodd-Frank Act directed the CFPB to study consumer arbitration and authorized the CFPB to adopt rules limiting or prohibiting consumer arbitration, consistent with the results of its study. In July 2017, the CFPB issued a new rule on arbitration, which would have prohibited class action waivers in certain consumer financial services contracts. However, in November 2017, a joint resolution passed by Congress was signed disapproving the rule under the Congressional Review Act. Because the rule was disapproved, it cannot be reissued in substantially the same form, and the CFPB cannot issue a substantially similar rule unless the new rule is specifically authorized by a law enacted after the date of the joint resolution disapproving the original rule.

Any judicial decisions, legislation or other rules or regulations that impair our ability to enter into and enforce consumer arbitration agreements and class action waivers will increase our exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions, which would be costly and could have a material adverse effect on our business.

Our advertising and marketing materials and disclosures have been and continue to be subject to regulatory scrutiny.

In the jurisdictions where we operate, our advertising and marketing activities and disclosures are subject to regulation under various industry standards, borrower protection laws, and other applicable laws and regulations. Consistent with the lending industry as a whole, our advertising and marketing materials have come under increased scrutiny.

Going forward, there can be no guarantee that we will be able to advertise and market our business units in a manner we consider effective. Any inability to do so could have a material adverse effect on our business.

Risks Relating to Our Common Stock

We are not currently paying regular dividends and may not pay any dividends in the future.

The Company suspended its regular dividend policy in the third quarter of fiscal 2019. The declaration of cash dividends is subject to the determination each quarter by the Board of Directors, based on its assessment of a number of factors, including the Company’s financial performance, available cash resources, cash requirements, bank covenants, and alternative uses of cash that the Board of Directors may conclude would represent an opportunity to generate a greater return on investment for the Company.

There can be no assurance that the Company will resume paying dividends on a regular basis. If the Board of Directors were to determine not to pay dividends in the future, shareholders would not receive any further return on an investment in our capital stock in the form of dividends and may obtain an economic benefit from the common stock only after an increase in its trading price and only by selling the common stock.

Your percentage ownership in the Company could be diluted in the future.

Your percentage ownership in A-Mark potentially could be diluted in the future because of additional equity awards that we expect will be granted to our directors, officers and employees. We have established an equity incentive plan that provides for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity in order to raise capital or in connection with future acquisitions and strategic investments, which could dilute your percentage ownership. For example, in the acquisition of JM Bullion, we issued stock to the former owners of the company in partial consideration for their interests.

Provisions in our Certificate of Incorporation and Bylaws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company without negotiating with our board of directors. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company’s securities. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the common stock, impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions and set forth rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. However, these provisions apply even if an acquisition offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our Company and our stockholders. Accordingly, in the event that our board determines that a potential business combination transaction is not in the best interests of our Company and our stockholders, but certain stockholders believe that such a transaction would be beneficial to the Company and its stockholders, such stockholders may elect to sell their shares in the Company and the trading price of our common stock could decrease.

Our board and management beneficially own a sizeable percentage of our common stock and therefore have the ability to exert substantial influence as shareholders.

Members of our board and management beneficially own approximately 27% of our outstanding common stock. Acting together in their capacity as shareholders, the board members and management could exert substantial influence over matters on which a shareholder vote is required, such as the approval of business combination transactions. Also because of the size of their beneficial ownership, the board members and management may be in a position effectively to determine the outcome of the election of directors and the vote on shareholder proposals. The concentration of beneficial ownership in the hands of our board and management may therefore limit the ability of our public shareholders to influence the affairs of the Company.

Risk Factors of General Applicability

If our customer data were breached, we could suffer damages and loss of reputation.

We maintain significant amounts of customer data on our systems, and certain third party providers have access to confidential data concerning the Company. A breach of customer data maintained by the Company or third party providers could damage our reputation and result in costs, fines and lawsuits. Our procedures to protect against unauthorized access to secured data may be inadequate to safeguard against all data security breaches.

The Company’s failure or inability to protect its intellectual property could harm its competitive position.

The Company relies on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to protect its business, services, know-how and information. The Company’s patent, trademarks or service marks may be challenged or found to be unenforceable, and contractual arrangements to protect our intellectual property may be insufficient to prevent its misappropriation. If that were the case, the Company’s competitive position would suffer.

Third parties may assert violations of their intellectual property rights against the Company.

Third parties may currently have, or may be issued, patents upon which the technologies used by the Company infringe. The Company could incur significant costs to defend infringements claims, regardless of their validity, or could be required to develop non-infringing technology at considerable expense or be compelled to enter into expensive royalty or license agreements. For example, JM Bullion was compelled to expend significant resources as a consequence of litigation in which it was accused of infringement prior to its acquisition by the Company.

We are subject to other laws and regulations.

In addition to matters discussed above, we are subject to various laws, and regulations, both domestic and foreign, as well as responsible business, social and environmental practices, which may change from time to time. Failure to comply with applicable laws and regulations or implement responsible business practices could subject us to damage to our reputation, lawsuits, criminal exposure, or increased cost of regulatory compliance.

Changes in U.S. tax law could adversely affect our business.

Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws or regulations may be enacted under existing or new tax laws. This could result in an increase in our tax liability or require changes in our business in order to mitigate any adverse effects of changes in tax laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based on the Company's current plans, and the Company's actual future activities and results of operations may be materially different from those set forth in the forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. Any or all of the forward-looking statements in this prospectus may turn out to be inaccurate. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

Important factors that could cause or contribute to such difference include those referenced under "Risk Factors" in this prospectus and any accompanying prospectus supplement and in our most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K incorporated by reference into this prospectus. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information referenced under the heading "Risk Factors."

ABOUT A-MARK PRECIOUS METALS, INC.

We are a full-service precious metals trading platform and wholesaler of gold, silver, platinum and palladium bullion and related products. Our global customer base includes sovereign and private mints, manufacturers and fabricators, refiners, dealers, financial institutions, industrial users, investors, collectors, and e-commerce and other retail customers. We conduct our operations through three complementary segments: Wholesale Sales & Ancillary Services, Direct-to-Consumer and Secured Lending.

Wholesale Sales & Ancillary Services

The Company operates its Wholesale Sales & Ancillary Services segment directly and through its wholly-owned subsidiaries, A-Mark Trading AG , Transcontinental Depository Services, LLC, A-M Global Logistics, LLC, and AM&ST Associates, LLC, which owns the SilverTowne Mint.

The Wholesale Sales & Ancillary Services segment operates as a full-service precious metals company. We offer gold, silver, platinum, and palladium in the form of bars, plates, powder, wafers, grain, ingots, and coins. Our Industrial unit services manufacturers and fabricators of products utilizing or incorporating precious metals. Our Coin and Bar unit deals in over 1,000 coin and bar products in a variety of weights, shapes, and sizes for distribution to dealers and other qualified purchasers. We have a marketing support office in Vienna, Austria, and a trading center in El Segundo, California. The trading center, for buying and selling precious metals, is available to receive orders 24 hours every day, even when many major world commodity markets are closed. In addition to Wholesale Sales activity, A-Mark offers its customers a variety of ancillary services, including financing, storage, consignment, logistics, and various customized financial programs. As a U.S. Mint-authorized purchaser of gold, silver, platinum, and palladium coins, A-Mark purchases product directly from the U.S. Mint and other sovereign mints for sale to its customers.

Through its wholly-owned subsidiary A-Mark Trading AG, we promote our products and services to the international market. Through our wholly-owned subsidiary Transcontinental Depository Services, we offer a variety of managed storage options for precious metals products to financial institutions, dealers, investors, and collectors around the world.

A-M Global Logistics is based in Las Vegas, Nevada, and provides our customers an array of complementary services, including receiving, handling, inventorying, processing, packing, and shipping of precious metals and custom coins on a secure basis.

AM&ST Associates designs and produces minted silver products. Our SilverTowne Mint operations allow us to provide greater product selection to our customers and greater pricing stability within the supply chain, as well as to gain increased access to silver during volatile market environments, which have historically created higher demand for precious metals products.

Direct-to-Consumer

The Company operates its Direct-to-Consumer segment through its wholly-owned subsidiaries JM Bullion and Goldline, Inc. Goldline has a 50% ownership interest in Precious Metals Purchasing Partners, LLC.

JM Bullion is a leading e-commerce retailer providing access to a broad array of gold, silver, copper, platinum, and palladium products through its websites and marketplaces. JM Bullion operates five separately branded, company-owned websites targeting specific niches within the precious metals retail market. The Company acquired the 79.5% interest in JM Bullion that it did not previously own in March 2021.

The Company acquired Goldline in August 2017 through an asset purchase transaction with Goldline, LLC, which had been in operation since 1960. Goldline is a direct retailer of precious metals to the investor community, and markets its precious metal products on television, radio, and the internet, as well as through customer service outreach. Goldline’s subsidiary AMIP LLC manages its intellectual property. Precious Metals Purchasing Partners was formed in fiscal 2019 pursuant to terms of a joint venture agreement, for the purpose of purchasing precious metals from the partners' retail customers, and then reselling the acquired products back to affiliates of the partners. Precious Metals Purchasing Partners commenced its operations in fiscal 2020.

Secured Lending

The Company operates its Secured Lending segment through its wholly-owned subsidiary, Collateral Finance Corporation, LLC (CFC).

CFC is a California licensed finance lender that originates and acquires commercial loans secured by bullion and numismatic coins. CFC's customers include coin and precious metal dealers, investors, and collectors. AM Capital Funding, LLC, a wholly-owned subsidiary of CFC, was formed for the purpose of securitizing eligible secured loans of CFC. CFC Alternative Investments, a wholly-owned subsidiary of CFC, is a holding company that has a 50%-ownership stake in Collectible Card Partners, LLC, which provides capital to fund commercial loans secured by graded sport cards and sports memorabilia.

Our Strategy

Our strategy continues to focus on growth, including the volume of our business, our geographic presence, and the scope of complementary products, services, and technological tools that we offer to our customers. We intend to promote our growth by leveraging off the strengths of our existing integrated operations: the depth of our customer relationships; our access to market makers, suppliers and government mints and other mints; our trading expertise and trading systems in the U.S. and Europe; our expansive precious metals dealer network; our depository relationships around the world; our expertise in direct-to-consumer marketing; our knowledge of secured lending; our logistics capabilities; and the quality and experience of our management team.

We were incorporated in Delaware in 2013. Our principal executive offices are located at 2121 Rosecrans Avenue, Suite 6300, El Segundo, California 90245, and our telephone number is (310) 587-1477.

USE OF PROCEEDS

The shares of our common stock being offered by this prospectus are solely for the account of the Selling Stockholders. We will not receive any of the proceeds from the sale of the shares of common stock by the Selling Stockholders pursuant to this prospectus. The net proceeds from the sales of the shares offered pursuant to this prospectus will be received by the applicable Selling Stockholder.

SELLING STOCKHOLDERS

We are registering the resale of an aggregate of 464,640 shares of our common stock by the Selling Stockholders named below, including their respective transferees, donees, pledgees or other successors in interest that receive shares from the Selling Stockholders as a gift, distribution or other non-sale related transfer after the date of this prospectus, in order for them to resell the shares when and as they deem appropriate in the manner described in the section entitled “Plan of Distribution.” The shares were issued to the Selling Stockholders on March 19, 2021 in connection with the Company’s acquisition of the approximately 79.47% of the issued and outstanding shares of JM Bullion, that the Company did not previously own, pursuant to the terms of the Stock Purchase Agreement.

We are required under the terms of the Registration Rights Agreement, dated March 19, 2021, by and among the Company and, among others, the Selling Stockholders, to file a registration statement on Form S-3, of which this prospectus is a part, to cover the resale of the shares, which were issued to the Selling Stockholders in connection with our acquisition of JM Bullion.

None of the Selling Stockholders are a broker-dealer or an affiliate of a broker-dealer who should be identified as an underwriter.

Ownership of Shares

The following table sets forth:

•the name and address of each Selling Stockholder;
•the number and percentage of shares of common stock that each Selling Stockholder beneficially owned prior to the offering for resale of the shares under this prospectus;
•the maximum number of shares that may be offered for resale for the account of each Selling Stockholder under this prospectus; and

•the number and percentage of shares of common stock to be beneficially owned by each Selling Stockholder after the offering and sale of the shares (assuming all of the offered shares are sold by each Selling Stockholder pursuant to this prospectus).

The Selling Stockholders may offer for sale all or part of their shares from time to time. The Selling Stockholders are under no obligation, however, to sell any shares pursuant to this prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by the Selling Stockholder and the percentage ownership of the Selling Stockholder, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable within 60 days following the date of this prospectus, are deemed beneficially owned by the Selling Stockholder.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Percentage of Common Stock Beneficially Owned Prior to Offering(1)	Maximum Number of Shares to be Sold	Number of Shares of Common Stock Beneficially Owned After the Offering	Percentage of Common Stock Beneficially Owned After Offering
Michael R. Wittmeyer 2121 Rosecrans Avenue, Suite 6300 El Segundo, CA 90245	323,787	2.8%	323,787	0	0%

Kendall Saville 2121 Rosecrans Avenue, Suite 6300 El Segundo, CA 90245	149,124	1.3%	140,853	8,271	Less than 1%
(1) The percentages shown in this table are calculated based on 11,514,010 shares of our common stock outstanding as of April 11, 2022.

Transactions with the Company

The Selling Stockholders are parties to the following transactions with the Company:

•

On March 19, 2021, pursuant to the Stock Purchase Agreement, the Company acquired the remaining 79.47% interest in JM Bullion that it did not previously own for total purchase consideration of $207.4 million. Prior to the acquisition, the Company was a supplier of products and provided logistics and fulfillment services to JM Bullion. Gregory Roberts, our CEO, also served on the Board of Directors of JM Bullion since 2017.

•

In connection with the acquisition, the Company entered into an agreement that entitled the selling JM Bullion stockholders to designate two directors for nomination to A-Mark’s Board of Directors. Each of the Selling Stockholders, Michael Wittmeyer, JM Bullion’s Chief Executive Officer and Kendall Saville, JM Bullion’s Chairman of the Board, were designated as the director nominees on March 19, 2021, and each of Mr. Wittmeyer and Mr. Saville currently serve on our Board of Directors. Both Mr. Wittmeyer and Mr. Saville were significant selling JM Bullion stockholders in the JM Bullion transaction.

•

As a part of the consideration paid to the selling JM Bullion stockholders for the JM Bullion acquisition, the Company paid $19.7 million in cash and 323,787 in shares of common stock to Mr. Wittmeyer and $8.6 million in cash and 140,853 in shares of common stock to Mr. Saville. In addition, immediately prior to the closing, Mr. Wittmeyer and Mr. Saville received payments from JM Bullion in the amount of $22.8 million and $9.9 million, respectively, in partial redemption of their JM Bullion shares.

•

Upon the closing of the acquisition, the Company also entered into an employment agreement with Mr. Wittmeyer, which provides that he will continue to serve as JM Bullion’s Chief Executive Officer through June 30, 2024. The employment agreement provides that Mr. Wittmeyer will be nominated to serve as a director of the Company for so long as he continues to serve under the employment agreement or holds at least 75% of the common stock he received in the JM Bullion acquisition. In fiscal 2021, Mr. Wittmeyer received salary of $90,192, and a grant of 60,000 stock options upon his commencement of employment, which options had a grant-date fair value of $998,970. The stock options currently have an exercise price of $37.74, vest on June 30, 2024, and have a stated expiration date of March 18, 2031. All other compensation in the amount of $4,059 (a matching 401(k) contribution) was paid to Mr. Wittmeyer in fiscal 2021, for a total compensation value of $1,093,221.

Mr. Wittmeyer and Mr. Saville have certain other rights and obligations under the agreements between the Company and the selling JM Bullion stockholders in the JM Bullion acquisition:

•

The Stock Purchase Agreement provides that $4,205,300 is held in escrow to satisfy indemnification obligations of the selling stockholders, other than in respect of certain tax matters, and $794,700 is held in escrow to satisfy their indemnification obligations in respect of those identified tax matters. In March 2022, Mr. Wittmeyer and Mr. Saville received $1,124,195 and $489,046, respectively, as a result of the release of the non-tax-matters related indemnification escrow amount, and may become entitled to further cash payments if additional cash is released to the selling stockholders from escrow. The Stock Purchase Agreement limits the Company’s recourse for the breach by the selling stockholders of their representations and warranties (other than certain fundamental representations and fraud, willful misconduct or willful concealment) to $5,000,000.

•

Mr. Wittmeyer, Mr. Saville and other selling JM Bullion stockholders entered into a lock-up agreement with A-Mark covering the A-Mark shares they received in the JM Bullion acquisition. The agreement provides that, subject to certain limited and customary exceptions, the selling stockholder may not sell or transfer the A-Mark shares for 270 days following the closing of the JM Bullion acquisition. The lock-up period expired on December 14, 2021.

As noted above, the Company entered into a registration rights agreement with, among others, Mr. Wittmeyer and Mr. Saville that requires the Company to file a registration statement with the SEC registering for resale the A-Mark shares they received in the JM Bullion acquisition.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus. For the complete terms of our common stock and preferred stock, please refer to our amended and restated articles of incorporation, as amended, and our amended and restated bylaws, each of which are incorporated by reference as an exhibit to the registration statement which includes this prospectus. The terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer. The terms of any common stock or preferred stock we offer under a prospectus supplement may differ from the terms we describe below, in which event we will describe the particular terms of any series of these securities in more detail in such prospectus supplement.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of April 11, 2022, there were (i) 11,514,010 shares of common stock issued and outstanding, and (ii) no shares of preferred stock outstanding.

Common Stock

Voting Rights

The holders of shares of common stock shall be entitled to one vote for each share so held with respect to each matter voted on by our stockholders. There is no cumulative voting.

Dividends

Dividends may be paid on the common stock as and when declared by our board of directors.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive, pro rata, our remaining assets available for distribution.

Other Rights

Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol "AMRK."

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the voting rights, if any, of the holders of the series; and
•	the preferences and relative, participating, optional or other special rights, if any, of the series, and any qualifications, limitations or restrictions applicable to such rights.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by applicable law.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by applicable law. We are also expressly authorized, under our amended and restated certificate of incorporation and our amended and restated bylaws, to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers. We are also authorized under our amended and restated certificate of incorporation to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Anti-takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated by-laws contain certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control without negotiating with our board of directors. Such provisions could limit the price that certain investors might be willing to pay in the future for our securities. Certain of such provisions allow us to issue preferred stock with rights senior to those of the common stock, or impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the Selling Stockholders as to any plan of distribution. The Selling Stockholders, or their pledgees, donees (including charitable organizations), transferees or other successors-in-interest, may from time to time, sell any or all of the shares of common stock offered by this prospectus either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares of common stock may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The Selling Stockholders may use any one or more of the following methods when selling shares of our common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	any exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which the prospectus will form a part;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares of common stock at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares of common stock under Rule 144 under the Securities Act, if available, or otherwise as permitted pursuant to applicable law, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of the shares of common stock under this prospectus, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to the prospectus, in the case of any agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority Rule 2121, and, in the case of a principal transaction a markup or markdown in compliance with Rule 2121.

In connection with sales of the shares of common stock under this prospectus or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell the shares of common stock short and deliver them to close their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell them. In addition, the Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Stockholders have been advised that they may not use the shares of common stock registered on the registration statement of which this prospectus forms a part to cover short sales of the shares of common stock made prior to the date the registration statement has been declared effective by the SEC.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them, and the pledgees or secured parties will, upon foreclosure in the event of default, be deemed to be Selling Stockholders. As, when and if the Selling Stockholders take such actions, the number of securities under this prospectus on behalf of such Selling Stockholder will decrease. The Selling Stockholders may also transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any dealers or agents that participate in distribution of the securities may be deemed to be underwriters, and any profit on sale of the securities by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurances that the Selling Stockholders will sell any or all of the securities offered under this prospectus.

LEGAL MATTERS

Kramer Levin Naftalis & Frankel LLP, New York, New York, will provide us with opinions relating to certain matters in connection with offerings under this prospectus from time to time.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton, LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

We also maintain a website that contains additional information about us at https://www.amark.com. Information on or accessible through our website is not part of, or incorporated by reference into, this prospectus, other than documents filed with the SEC that we incorporate by reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and some information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, whether filed before or after the effectiveness of the registration statement of which the prospectus is a part (but excluding such documents or portions thereof that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules and regulations):

•our annual report on Form 10-K for the fiscal year ended June 30, 2021, filed with the SEC on September 15, 2021;

•our quarterly reports on Form 10-Q filed with the SEC on (i) November 8, 2021 for the fiscal quarter ended September 30, 2021 and (ii) February 8, 2022 for the fiscal quarter ended December 31, 2021;

•our Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 17, 2021; and

•our current reports filed on July 20, 2021, November 3, 2021, December 27, 2021, and December 27, 2021, excluding in each case any information furnished under Item 2.02 or 7.01 thereof.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its web site.

You may request a copy of these filings and any or all of the documents referred to above that have been incorporated by reference into this prospectus at no cost, by writing or telephoning us at the following address:

A-Mark Precious Metals, Inc.

2121 Rosecrans Avenue, Suite 6300

El Segundo, California 90245

(310) 587-1477

Attn: General Counsel

You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.